[redacted]

08032052

SEC Mail Processing Section

JUN 02 2008

Washington, DC
105

SECUF 08032052 SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 27208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stanford Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520
(No. and Street)

Mountain View	California	94040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Helen A. Dietz (650) 941-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Kurn, LLP
(Name – *if individual, state last, first, middle name*)

1232 Belmont Avenue	San Carlos,	California	94070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Helen A. Dietz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Investment Group, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LISA M. BARNEA
Commission # 1555119
Notary Public - California
Santa Clara County
My Comm. Expires Mar 3, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2008

Johnson & Kurn, LLP

1232 BELMONT AVENUE • SAN CARLOS, CA 94070
TELEPHONE (650) 592-2967
FACSIMILE (650) 592-2983

Independent Auditors' Report

Board of Directors
Stanford Investment Group, Inc.

We have audited the accompanying statement of financial condition of Stanford Investment Group, Inc. as of March 31, 2008, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Carlos, California
May 2, 2008

Johnson & Kurn, LLP

Stanford Investment Group, Inc.
Statement of Financial Condition
March 31, 2008

Assets

Cash and cash equivalents	$249,423
Commissions receivable	94,893
Office equipment, net of accumulated depreciation of $125,936	62,617
	$406,933

Liabilities and Stockholders' Equity

Liabilities:	
Wages and commissions payable	$ 1,232
Income taxes payable	8,318
Deferred income taxes	2,000
Total Liabilities	11,550
Stockholders' Equity:	
Common stock, no par value:	
Authorized - 500,000 shares;	
Issued and outstanding – 265,000 shares	9,800
Retained earnings	385,583
Total Stockholders' Equity	395,383
	$406,933

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
For the Year Ended March 31, 2008

Revenues:	
Commissions	$ 1,559,023
Investment advisory, insurance, and planning services	3,779,375
Other income	39,575
Interest income	7,259
Total Revenues	5,385,232
Expenses:	
Salaries and employee benefits	4,391,553
Rent	208,927
Commissions	111,409
Other operating expenses	574,548
Total Expenses	5,286,437
Income Before Income Taxes	98,795
Provision For Income Taxes	(862)
Net Income	$ 99,657

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Stockholders' Equity
For the Year Ended March 31, 2008

	Common Stock	Retained Earnings	Total
Balances, Beginning of Year	$ 9,800	$285,926	$295,726
Net Income	-	99,657	99,657
Balances, End of Year	$ 9,800	$385,583	$395,383

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 99,657
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	31,404
Decrease in commissions receivable	31,117
Decrease in deposits	3,233
Decrease in wages and commissions payable	(61,773)
Decrease in accounts payable	(15,866)
Increase in income taxes payable	4,894
Decrease in deferred income taxes	(20,500)
Net Cash Provided by Operating Activities	72,166
Cash Flows From Investing Activities:	
Purchase of office equipment	(31,156)
Net Cash Used in Investing Activities	(31,156)
Net Increase in Cash and Cash Equivalents	41,010
Cash and Cash Equivalents, Beginning of Year	208,413
Cash and Cash Equivalents, End of Year	$249,423

See Accompanying Notes to Financial Statements

1. Summary of Significant Accounting Policies

Nature of the Business

Stanford Investment Group, Inc. (Company) was incorporated in the state of California in 1981. It is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the SEC under the Investment Advisory Act of 1940.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting and the cash method of accounting for income tax purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Some of the Company's cash is held in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk.

Deferred Taxes on Income

Deferred taxes on income have been provided on differences between book and taxable income. These differences arise primarily from the use of the cash method of accounting for tax purposes and the excess of depreciation for tax purposes over the amount for financial reporting purposes.

Office Equipment

Office equipment is stated at cost and is depreciated using accelerated and straight-line methods over 5 to 7 years.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company had net capital of $234,070, which was $229,070 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

3. Retirement Plan

The Company adopted a 401 (k) Plan comprised of a salary reduction provision and an employer contribution component, which covers substantially all employees. Employer contributions to the plan consist of a matching provision on employee's contributions and a discretionary company contribution. Employer contributions made to the plan totaled $87,502 for the year.

4. Lease Commitments

The Company leases its office facilities under an cperating lease which expires on September 30, 2011. Included in lease expense is the Company's pro-rata share of the building's operating expenses.

At March 31, 2008, future minimum payments under the operating lease are as follows:

Years Ending March 31,	
2009	209,000
2010	215,000
2011	222,000
2012	113,000
	$ 759,000

5. Income Taxes

The provision for income taxes represents both federal income tax and California franchise tax as follows:

Current tax expense:	
Federal	$ 13,264
California	6,374
Net current tax expense	19,638
Deferred tax benefit:	
Deferred tax benefit	4,000
Change in tax status	(24,500)
Net deferred tax benefit	(20,500)
Provision for income taxes	$ (862)

Effective April 1, 2008, the stockholders of the corporation have elected to be taxed under the provisions of the Internal Revenue Code as an S Corporation. Under those provisions, the taxable income or losses of the Company are taxable to the Company's stockholders on an individual basis. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800.

6. Subsequent Event

The Company acted in the capacity as broker in a private offering of promissory notes secured by first mortgages on California real estate issued by DFI Funding, Inc. Due to the decline in the California housing market, the Company now, voluntarily, serves as a member and co-chair of an unofficial committee of noteholders of DFI Funding, Inc., which has been formed to assist the noteholders and DFI Funding, Inc. in a consensual restructuring of the obligations under the notes. The Company has hired legal counsel to provide legal advice and support to the committee. The legal fees are to be paid by DFI Funding, Inc.; however, the Company has agreed to pay the legal fees to a limited extent, if DFI Funding, Inc. fails to pay the legal fees.

7. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $14,744.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Stanford Investment Group, Inc. as of 3/31/2008

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 395,383	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			395,383	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 395,383	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 156,278	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(156,278)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 239,105	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	5,035	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(5,035)	3740
10. Net Capital			$ 234,070	3750

OMIT PENNIES

[30]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule I Page 2 of 2

BROKER OR DEALER Stanford Investment Group, Inc. as of 3/31/2008

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	637	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	229,070	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	233,115	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	9,550	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	9,550	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	4%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Stanford Investment Group, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2008

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and is therefore not subject to the reserve requirements of Rule 15c3-3.

Stanford Investment Group, Inc.
Information Relating to the Possession
or Control Requirements under Rule 15c3-3
March 31, 2008

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
March 31, 2008

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Indebtedness
Computation per respondent	$221,889	$ 1,232
Reconciliation:		
Income tax accrual – payable with tax return	(8,318)	8,318
Income tax accrual – deferred tax	20,499	
Differences	12,181	8,318
Computation per Schedule I	$234,070	$ 9,550

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The reconciliation between the computation per Schedule II and the respondent's computations is as follows:

Calculation per respondent	$ 0
Calculation per Schedule II	$ 0

Johnson & Kurn, LLP

1232 BELMONT AVENUE • SAN CARLOS, CA 94070
TELEPHONE (650) 592-2967
FACSIMILE (650) 592-2983

Board of Directors
Stanford Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stanford Investment Group, Inc. (the Company), for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

San Carlos, California
May 2, 2008

Johnson & Kern, LLP

END